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                                                               Exhibit (a)(2)(B)
                                [LOGO OF UGS]


August 21, 2001

Dear Fellow Stockholders:

I am pleased to inform you that UGS has entered into a merger agreement with Electronic Data Systems Corporation ("EDS") pursuant to which a direct, wholly owned subsidiary of EDS has commenced a tender offer to purchase all of the outstanding shares of Class A Common Stock of UGS for $32.50 net per share, in cash. The tender offer will be followed by a merger, in which each share of Class A Common Stock not purchased in the tender offer will be converted into the right to receive $32.50 per share in cash.

An independent Special Committee of your Board of Directors, and your full Board of Directors, has each determined that the offer, the merger agreement and the merger are fair to and in the best interests of the Company's stockholders (other than EDS and its affiliates), and both the Special Committee and the UGS Board recommend that the stockholders accept the tender offer, tender their shares of Class A Common Stock pursuant to the tender offer and approve and adopt the merger agreement and merger if submitted for your approval.

In arriving at their recommendations, the Special Committee and your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Special Committee's financial advisor, Lehman Brothers Inc. ("Lehman Brothers"), that, as of the date of the opinion, the consideration to be received by the Company's stockholders (other than EDS and its affiliates) in the tender offer and the merger is fair from a financial point of view to such stockholders. A copy of Lehman Brothers' written opinion, which sets forth the assumptions made, procedures followed and matters considered by Lehman Brothers in rendering its opinion, can be found in Annex B to the Offer to Purchase. You should read the opinion carefully and in its entirety.

Enclosed are the Offer to Purchase, dated August 21, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for the Special Committee's and the Company Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.
                                          /s/ Tony Affuso

                                          Anthony J. Affuso
                                          President and CEO